Form 6-K

Securities and Exchange Commission
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For February 27, 2004

Gallaher Group Plc

(Translation of registrant’s name into English)

Members Hill
Brooklands Road
Weybridge
Surrey KT13 0QU
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F.

Form 20-F          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

82 ________

“On 27 February 2004 Gallaher Group Plc issued 13,069 new 10p ordinary shares in the Company in respect of options that have been exercised under the Company’s Savings Related Share Option Schemes. The shares were allotted at the following prices:

9,420 shares at £2.97
3,345 shares at £3.30
226 shares at £3.67
78 shares at £5.59

The total number of Gallaher Group Plc shares in issue now stands at:
653,722,783 shares.

As part of the 9,420 shares issued at a price of £2.97, Nigel Dunlop (Group Operations Director) exercised his option under the 2000 Sharesave Scheme, to acquire 3,261 shares at a price of £2.97. This option became exercisable on 1 December 2003 and was valid for six months. Following this, Nigel Dunlop has a beneficial interest in 29,322 shares.”

FORM 6-K	REPORT OF FOREIGN PRIVATE ISSUER Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gallaher Group Plc (Registrant)

	By:	/s/ Alyson Morris
	Name:	Alyson Morris
Date: February 27, 2004	Title:	Deputy Company Secretary